Exhibit 99.1

Oriental Culture Holding LTD.

September 6, 2023

Dear Stockholder:

You are cordially invited to attend the 2023 Extraordinary General Meeting (the “Extraordinary Meeting”) of Stockholders of Oriental Culture Holding LTD. (the “Company”) to be held at Unit 909, Level 9, Cyberport 2, 100 Cyberport Road, Hong Kong, on October 10, 2023, at 9:00 a.m. local time.

Information regarding each of the matters to be voted on at the Extraordinary Meeting is contained in the attached Proxy Statement and Notice of Extraordinary General Meeting of Stockholders. We urge you to read the proxy statement carefully.

The notice, proxy statement and proxy card are expected to be mailed to all stockholders of record on or about September 12, 2023.

Because it is important that your shares be voted at the Extraordinary Meeting, we urge you to complete, date and sign the enclosed proxy card and return it as promptly as possible in the accompanying envelope, whether or not you plan to attend in person. Even after returning your proxy, if you are a stockholder of record and do attend the meeting and wish to vote your shares in person, you still may do so.

Sincerely,

/s/ Mun Wah Wan
Mun Wah Wan
Chairman of the Board of Directors

Oriental Culture Holding LTD.

NOTICE OF Extraordinary GENERAL MEETING OF STOCKHOLDERS
To Be Held October 10, 2023

TO THE STOCKHOLDERS OF Oriental Culture Holding LTD.:

NOTICE HEREBY IS GIVEN that the 2023 Extraordinary General Meeting of Stockholders (the “Extraordinary Meeting”) of Oriental Culture Holding LTD. (the “Company”) will be held at Unit 909, Level 9, Cyberport 2, 100 Cyberport Road, Hong Kong, on October 10, 2023, at 9:00 a.m. local time, to consider and act upon the following:

1.      Proposal 1. To approve by an ordinary resolution of a share consolidation (the “Share Consolidation”) of the issued and authorized ordinary shares of the Company (“Ordinary Shares”) at a ratio between one (1)-for-three (3) and one (1)-for-ten (10), accompanied by a corresponding increase in the par value of the Ordinary Shares, with the exact ratio to be set at a whole number within this range and at such time and date after the passing of this resolution but before October 18, 2023, to be determined by the Company’s Board in its discretion (the “Share Consolidation Proposal”);

2.      Proposal 2. To approve an adjournment of the Extraordinary Meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of the Share Consolidation Proposal (the “Adjournment Proposal”).

Stockholders of record at the close of business on September 5, 2023 are entitled to receive notice of and to vote at the Extraordinary Meeting and any adjournments thereof. A complete list of these stockholders will be open for the examination of any stockholder of record at the Company’s principal executive offices located at Room 1402, Richmake Commercial Building, 198-200 Queen’s Road Central, Hong Kong for a period of ten days prior to the Extraordinary Meeting. The list will also be available for the examination of any stockholder of record present at the Extraordinary Meeting. The Extraordinary Meeting may be adjourned or postponed from time to time without notice other than by announcement at the meeting.

All stockholders must present a form of personal photo identification in order to be admitted to the Extraordinary Meeting. In addition, if your shares are held in the name of your broker, bank or other nominee and you wish to attend the Extraordinary Meeting, you must bring an account statement or letter from the broker, bank or other nominee indicating that you were the owner of the ordinary shares on September 5, 2023.

By Order of the Board of Directors

/s/ Mun Wah Wan
Mun Wah Wan
Chairman of the Board of Directors

Hong Kong
September 6, 2023

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS TO BE HELD ON October 10, 2023:

WHETHER OR NOT YOU PLAN TO ATTEND OUR EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS, YOUR VOTE IS IMPORTANT.    PLEASE FOLLOW THE INSTRUCTIONS IN THE PROXY MATERIALS TO VOTE YOUR PROXY VIA THE INTERNET OR BY EMAIL OR REQUEST AND PROMPTLY COMPLETE, EXECUTE AND RETURN THE PROXY CARD BY FOLLOWING THE INSTRUCTIONS ON THE PROXY CARD. IF YOU ATTEND OUR EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS, YOU MAY REVOKE YOUR PROXY AND VOTE IN PERSON IF YOU SO DESIRE.

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Oriental Culture Holding LTD.

PROXY STATEMENT
FOR THE EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS

To Be Held October 10, 2023

PROXY STATEMENT

This Proxy Statement and the accompanying proxy are being furnished with respect to the solicitation of proxies by the Board of Directors (the “Board”) of Oriental Culture Holding LTD, a Cayman Islands exempted company with limited liability (the “Company,” “we,” “us” or “our”), for the Extraordinary General Meeting of Stockholders (the “Extraordinary Meeting”). The Extraordinary Meeting is to be held at 9:00 a.m., local time, on October 10, 2023, and at any adjournment or adjournments thereof, at Unit 909, Level 9, Cyberport 2, 100 Cyberport Road, Hong Kong.

This Proxy Statement and the accompanying form of proxy card and notice are expected to be mailed on or about September 12, 2023, to the stockholders of the Company entitled to vote at the Meeting.

GENERAL INFORMATION

Purpose of the Extraordinary Meeting

The purposes of the Extraordinary Meeting are to seek stockholders’ approval of the following resolutions:

ORDINARY RESOLUTION

1.      Proposal 1. To approve by an ordinary resolution of a share consolidation (the “Share Consolidation”) of the issued and authorized ordinary shares of the Company (“Ordinary Shares”) at a ratio between one (1)-for-three (3) and one (1)-for-ten (10), accompanied by a corresponding increase in the par value of the Ordinary Shares, with the exact ratio to be set at a whole number within this range and at such time and date after the passing of this resolution but before October 18, 2023, to be determined by the Company’s Board in its discretion (the “Share Consolidation Proposal”);

2.      Proposal 2. To approve an adjournment of the Meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of the Share Consolidation Proposal (the “Adjournment Proposal”).

The Board recommends a vote FOR the resolutions.

Will there be any other items of business on the agenda?

The Board is not aware of any other matters that will be presented for consideration at the Extraordinary Meeting. Nonetheless, in case there is an unforeseen need, the accompanying proxy gives discretionary authority to the persons named on the proxy with respect to any other matters that might be brought before the Extraordinary Meeting or at any postponement or adjournment of the Extraordinary Meeting. Those persons intend to vote that proxy in accordance with their judgment.

Who is entitled to vote at the Extraordinary Meeting?

Only stockholders of record of our Ordinary Shares at the close of business on September 5, 2023 (the “Record Date”) are entitled to notice and to vote at the Extraordinary Meeting and any adjournment or postponement thereof. On the Record Date, no preferred shares were issued and outstanding.

Each fully paid ordinary share is entitled to one vote on each matter properly brought before the Extraordinary Meeting. The enclosed proxy card or voting instruction card shows the number of shares you are entitled to vote at the Extraordinary Meeting.

Shareholder of Record: Shares Registered in Your Name

If on the Record Date your shares were registered directly in your name with the Company, then you are a shareholder of record. As a shareholder of record, you may vote in person at the Extraordinary Meeting or vote by proxy. Whether or not you plan to attend the Extraordinary Meeting, to ensure your vote is counted, we encourage you to vote either by Internet or by filling out and returning the enclosed proxy card.

Beneficial Owner: Shares Registered in the Name of a Broker or Bank

If on the Record Date your shares were held in an account at a brokerage firm, bank, dealer, or other similar organization, then you are the beneficial owner of shares held in “street name” and these proxy materials are being forwarded to you by that organization. The organization holding your account is considered the shareholder of record for purposes of voting at the Extraordinary Meeting. As the beneficial owner, you have the right to direct your broker or other agent on how to vote the shares in your account. Your broker will not be able to vote your shares unless your broker receives specific voting instructions from you. We strongly encourage you to vote.

What constitutes a quorum and how will votes be counted?

The Extraordinary Meeting will be held if at least one or more stockholders entitled to vote and representing not less than one-third (1/3) of the votes attached to all the voting shares of the Company then in issue are present, either in person or by proxy. Abstentions will be counted as entitled to vote for purposes of determining a quorum. Broker non-votes and abstentions will not be taken into account in determining the outcome of the proposal. In the event that there are not sufficient votes for a quorum, the Extraordinary Meeting may be adjourned or postponed in order to permit the further solicitation of proxies.

Votes Required

How many votes are required to approve a proposal?

Assuming a quorum as referenced above is reached:

A.     Proposal 1 will be approved if passed by a simple majority of the votes cast by the stockholders entitled to vote at the Extraordinary Meeting, in person or by proxy.

B.      Proposal 2 will be approved if passed by a simple majority of the votes cast by the stockholders entitled to vote at the Extraordinary Meeting, in person or by proxy.

Only shares that are voted are taken into account in determining the proportion of votes cast for the proposals. Any shares not voted (whether by abstention, broker non-vote or otherwise) will not impact any of the votes.

How do I vote?

Your shares may only be voted at the Extraordinary Meeting if you are entitled to vote and present in person or are represented by proxy. Whether or not you plan to attend the Extraordinary Meeting, we encourage you to vote by proxy to ensure that your shares will be represented.

You may vote using any of the following methods:

•        By Internet.    You may vote by using the Internet in accordance with the instructions included in the proxy card. The Internet voting procedures are designed to authenticate stockholders’ identities, to allow stockholders to vote their shares and to confirm that their instructions have been properly recorded.

•        By Mail.    Stockholders of record as of the Record Date may submit proxies by completing, signing and dating their proxy cards and mailing them in the accompanying pre-addressed envelopes. If you return your signed proxy but do not indicate your voting preferences, your shares will be voted on your behalf “FOR” each of the Proposals. Stockholders who hold shares beneficially in street name may provide voting instructions by mail by completing, signing and dating the voting instruction forms provided by their brokers, banks or other nominees and mailing them in the accompanying pre-addressed envelopes.

•        By Fax.    You may vote by proxy by marking the enclosed proxy card, dating and signing it, and faxing it according to the fax number provided on the enclosed proxy.

•        In person at the Extraordinary Meeting.    Shares held in your name as the shareholder of record may be voted in person at the Extraordinary Meeting or at any postponement or adjournment of the Extraordinary Meeting. Shares held beneficially in street name may be voted in person only if you obtain a legal proxy from the broker, bank or nominee that holds your shares giving you the right to vote the shares. Even if you plan to attend the Extraordinary Meeting, we recommend that you also submit your proxy or voting instructions by mail or Internet so that your vote will be counted if you later decide not to attend the Extraordinary Meeting.

Revoking Your Proxy

Even if you execute a proxy, you retain the right to revoke it and to change your vote by notifying us at any time before your proxy is voted. Mere attendance at the meeting will not revoke a proxy. Such revocation may be effected by following the instructions for voting on your proxy card or vote instruction form. Unless so revoked, the shares represented by proxies, if received in time, will be voted in accordance with the directions given therein. However, if you are shareholder of record, delivery of a proxy would not preclude you from attending and voting in person at the meeting convened and in such event, the instrument appointing a proxy shall be deemed to be revoked.

If the Extraordinary Meeting is postponed or adjourned for any reason, at any subsequent reconvening of the Extraordinary Meeting, all proxies will be voted in the same manner as the proxies would have been voted at the original convening of the Extraordinary Meeting (except for any proxies that have at that time effectively been revoked or withdrawn), even if the proxies had been effectively voted on the same or any other matter at a previous Extraordinary Meeting that was postponed or adjourned.

Proxy Solicitation Costs

We will bear the entire cost of this solicitation of proxies, including the preparation, assembly, printing, and mailing of the proxy materials that we may provide to our stockholders. Copies of solicitation material will be provided to brokerage firms, fiduciaries and custodians holding shares in their names that are beneficially owned by others so that they may forward the solicitation material to such beneficial owners. We may solicit proxies by mail, and the officers and employees of the Company, who will receive no extra compensation therefore, may solicit proxies personally or by telephone. The Company will reimburse brokerage houses and other nominees for their expenses incurred in sending proxies and proxy materials to the beneficial owners of shares held by them.

PROPOSAL NO. 1
SHARE CONSOLIDATION

Purpose of Share Consolidation

The Company’s ordinary shares are listed on The Nasdaq Capital Market under the trading symbol of “OCG.” In order for the ordinary shares to continue to be listed on The Nasdaq Capital Market, the Company must satisfy various listing standards established by Nasdaq. Among others, Nasdaq Listing Rule 5550(a)(2) requires that listed shares maintain a minimum bid price of US$1.00 per share (the “Bid Price Rule”). On November 9, 2022, the Company received a letter from Nasdaq indicating that it is no longer in compliance with the Bid Price Rule. The Company was provided 180 calendar days, or until May 8, 2023, to regain compliance. The listed security of the Company did not regain compliance with the minimum $1 bid price per share requirement by May 8, 2023. However, Nasdaq Staff has on May 10, 2023 determined that the Company is eligible for an additional 180 calendar day period, or until November 6, 2023, to regain compliance. If at any time during this additional time period the closing bid price of the Company’s ordinary shares is at least $1 per share for a minimum of 10 consecutive business days, Nasdaq will provide written confirmation of compliance and this matter will be closed. If compliance cannot be demonstrated by November 6, 2023, Staff will provide written notification that the Company’s securities will be delisted. At that time, the Company may appeal the Staff’s determination to a Hearings Panel of NASDAQ.

In order to retain the compliance with the Bid Price Rule under NASDAQ Listing Rule, the closing bid price of the Company’s ordinary shares should be at least $1.00 for a minimum of ten consecutive business days. As of the date of this proxy statement, the Company has not yet regained the compliance with the Bid Price Rule.

The Board believes that the delisting of the ordinary shares from The Nasdaq Capital Market would likely result in decreased liquidity. Such decreased liquidity would result in the increase in the volatility of the trading price of the ordinary shares, a loss of current or future coverage by certain analysts and a diminution of institutional investor interest. In addition, the Board believes that such delisting could also cause a loss of confidence of corporate partners, customers and employees, which could harm the Company’s business and future prospects.

To enhance the Company’s ability to regain the compliance of the Bid Price Rule, the Board believes that it is in the best interest of the Company and its stockholders to effectuate a Share Consolidation to increase the market price of the ordinary shares. As a result, the Board is soliciting stockholders’ approval and authorization to the Board for a share consolidation of the issued and authorized ordinary shares of the Company at a ratio a ratio between one (1)-for-three (3) and one (1)-for-ten (10), accompanied by a corresponding increase in the par value of the Company’s ordinary shares, to regain the compliance with Nasdaq.

In evaluating whether or not to conduct the share consolidation, the Board also took into account various negative factors associated with such corporate action. These factors include: the negative perception of share consolidation held by some investors, analysts and other stock market participants; the fact that the share prices of some companies that have effected of share consolidation have subsequently declined back to pre-consolidation levels; the adverse effect on liquidity that might be caused by a reduced number of shares outstanding; and the costs associated with implementing a share consolidation.

The Board considered these factors, and the potential harm of being delisted from The Nasdaq Capital Market. The Board determined that continued listing on The Nasdaq Capital Market is in the best interest of the Company and its stockholders, and that the Share Consolidation is probably necessary to maintain the listing of the Company’s ordinary shares on The Nasdaq Capital Market.

In addition, there can be no assurance that, after the Share Consolidation, the Company would be able to maintain the listing of the Ordinary Shares on The Nasdaq Capital Market. The Nasdaq Capital Market maintains several other continued listing requirements currently applicable to the listing of the Ordinary Shares. Stockholders should recognize that if the Share Consolidation is effected, they will own a smaller number of Ordinary Shares than they currently own. While the Company expects that the Share Consolidation will result in an increase in the market price of the Ordinary Shares, it may not increase the market price of the Ordinary Shares in proportion to the reduction in the number of Ordinary Shares outstanding or result in a permanent increase in the market price (which depends on many factors, including our performance, prospects and other factors that may be unrelated to the number of shares outstanding).

If the Share Consolidation is effected and the market price of the Company’s ordinary shares declines, the percentage decline as an absolute number and as a percentage of the Company’s overall market capitalization may be greater than would occur in the absence of the Share Consolidation. Furthermore, the liquidity of the Company’s ordinary shares could be adversely affected by the reduced number of shares that would be outstanding after the Share Consolidation. Accordingly, the Share Consolidation may not achieve the desired results that have been outlined above.

Fractional Shares

No fractional shares shall be issued upon the Share Consolidation. Upon approval of Proposal No. 1 and passing of Ordinary Resolution (1), the directors will be authorised to round up any fractions of Ordinary Shares for issuing to such stockholders of the Company who are entitled to fractional shares following or as a result of the Share Consolidation.

Effects of the Share Consolidation

Authorized Shares and Unissued Shares

At the time the Share Consolidation is effective, our authorized Ordinary Shares, will be consolidated at the ratio between one (1)-for-three (3) and one (1)-for-ten (10), accompanied by a corresponding increase in the par value of the Ordinary Shares, with the exact ratio to be set at a whole number within this range, to be determined by the Company’s Board.

Issued and Outstanding Shares

The Share Consolidation will also reduce the number of issued and outstanding Ordinary Shares at the ratio between one (1)-for-three (3) and one (1)-for-ten (10), accompanied by a corresponding increase in the par value of the Ordinary Shares, with the exact ratio to be set at a whole number within this range, to be determined by the Company’s Board.

Each shareholder’s proportionate ownership of the issued and outstanding Ordinary Shares immediately following the effectiveness of the Share Consolidation would remain the same, with the exception of adjustments related to the treatment of fractional shares (see above).

Proportionate adjustments will be made based on the ratio of the Share Consolidation to the per share exercise price and the number of shares issuable upon the exercise or conversion of all outstanding options, warrants, convertible or exchangeable securities entitling the holders to purchase, exchange for, or convert into, our ordinary shares. This will result in approximately the same aggregate price being required to be paid under such options, warrants, convertible or exchangeable securities upon exercise, and approximately the same value of ordinary shares being delivered upon such exercise, exchange or conversion, immediately following the Share Consolidation as was the case immediately preceding the Share Consolidation.

There are no preferred shares currently issued and outstanding.

Procedure for Implementing the Share Consolidation

As soon as practicable after the effective date of the Share Consolidation, the Company’s stockholders will be notified that the Share Consolidation has been effected through filing with SEC by the Company. The Company expects that its transfer agent, VStock Transfer, LLC, will act as exchange agent for purposes of implementing the exchange of share certificates. If needed, holders of pre-consolidation shares will be asked to surrender to the exchange agent certificates representing pre-consolidation Ordinary Shares in exchange for certificates representing post-consolidation Ordinary Shares or, in the case of holders of non-certificated shares, such proof of ownership as required by the exchange agent, in accordance with the procedures to be set forth in a letter of transmittal that the Company will send to its registered stockholders. No new share certificates will be issued to a shareholder until such shareholder has surrendered such shareholder’s outstanding share certificate(s) together with the properly completed and executed letter of transmittal to the exchange agent.

STOCKHOLDERS SHOULD NOT DESTROY ANY SHARE CERTIFICATE(S) AND SHOULD NOT SUBMIT ANY CERTIFICATE(S) UNTIL REQUESTED TO DO SO.

Banks, brokers or other nominees will be instructed to effect the Share Consolidation for their beneficial holders holding shares in “street name.” However, these banks, brokers or other nominees may have different procedures from those that apply to registered stockholders for processing the Share Consolidation. If a shareholder holds shares with a bank, broker or other nominee and has any questions in this regard, stockholders are encouraged to contact their bank, broker or other nominee.

Vote Required

Assuming that a quorum is present, the affirmative vote of a simple majority of the votes cast by the shareholders entitled to vote at the Extraordinary Meeting, in person or by proxy, is required to approve Proposal No. 1 Share Consolidation.

Recommendation of the Board

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE APPROVAL OF PROPOSAL No. 1 Share Consolidation.

PROPOSAL NO.2
GRANT OF DISCRETIONARY AUTHORITY TO ADJOURN THE Extraordinary MEETING

Although it is not expected, the Extraordinary Meeting may be adjourned for the purpose of soliciting additional proxies. Any such adjournment of the Extraordinary Meeting may be made without notice, other than by the announcement made at the Extraordinary Meeting, by approval of the holders of a majority of the shares of our Ordinary Shares present in person or by proxy and entitled to vote at the Extraordinary Meeting, whether or not a quorum exists. We are soliciting proxies to grant discretionary authority to the Company’s Chairman of the Board to adjourn the Extraordinary Meeting, if necessary, for the purpose of soliciting additional proxies in favor of Proposals 1. The Chairman of the Board will have the discretion to decide whether or not to use the authority granted to such person pursuant to this Proposal 2 to adjourn the Extraordinary Meeting.

Vote Required

The affirmative vote of a simple majority of the votes cast by the shareholders entitled to vote at the Extraordinary Meeting, in person or by proxy, is required to approve this Proposal No. 2.

Recommendation of the Board

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT COMPANY’S STOCKHOLDERS VOTE “FOR” THE GRANT OF DISCRETIONARY AUTHORITY TO ADJOURN THE Extraordinary MEETING.

OTHER MATTERS

Our Board is not aware of any business to come before the Extraordinary Meeting other than those matters described above in this Proxy Statement. However, if any other matters should properly come before the Extraordinary Meeting, it is intended that proxies in the accompanying form will be voted in accordance with the judgment of the person or persons voting the proxies.

Transfer Agent and Registrar

The transfer agent and registrar for our ordinary shares is VStock Transfer, LLC. Its address is 18 Lafayette Place, Woodmere, New York 11598, and its telephone number is +1(212)828-8436.

Where You Can Find More Information

We file annual report and other documents with the SEC under the Exchange Act. Our SEC filings made electronically through the SEC’s EDGAR system are available to the public at the SEC’s website at http://www.sec.gov. You may also read and copy any document we file with the SEC at the SEC’s public reference room located at 100 F Street, NE, Room 1580, Washington, DC 20549. Please call the SEC at (800) SEC-0330 for further information on the operation of the public reference room.

BY ORDER OF THE BOARD OF DIRECTORS
September 6, 2023	/s/ Mun Wah Wan
Mun Wah Wan
Chairman of the Board